Exhibit 99.1

Fanhua Expands its Share Repurchase Program and Announces Management Share Buyback Program

GUANGZHOU, China, July 5, 2024 (GLOBE NEWSWIRE) -- Fanhua Inc. (Nasdaq: FANH) (the “Company” or “Fanhua”), a leading independent technology-driven financial services provider in China, today announced that its board of directors (the “Board”) has authorized the expansion of the Company’s share repurchase program by an additional US$20 million, bringing the total authorized amount of share repurchase to US$40 million. The share repurchase program was intended to enhance shareholder returns and signals the Company’s confidence in its long-term growth prospects.

As of June 30, 2024, approximately 726,616 American Depository Shares had been repurchased at an aggregate purchase price of approximately US$5.4 million since the inception of the share repurchase program in December 2022.

Alongside the Company’s expansion of the share repurchase program, several of Fanhua’s senior executives including Mr. Yinan Hu, founder and Chief Executive Officer, Mr. Peng Ge, Chief Financial Officer, and Mr. Ben Lin, Chief Strategy Officer, and Mr. Allen Lueth, independent director and chairman of the Audit Committee of the Board, have indicated that they will increase their personal shareholdings of Fanhua. Over the next 12 months, they intend to purchase up to US$5 million worth of shares of Fanhua.

The share repurchases will be made from time to time in the open market at prevailing market prices and/or in privately negotiated transactions, depending on market conditions and in accordance with applicable rules and regulations and the Company’s insider trading policy. Fanhua plans to fund the corporate share repurchase program with its available cash reserve while the senior executives and director will use their personal funds.

Commenting on the expanded share repurchase program and management share buyback, Mr. Yinan Hu, founder and Chief Executive Officer of Fanhua, said, “The Board’s authorization to expand the share repurchase program demonstrates its confidence in our strategic plan for long-term growth and commitment to shareholder value. We firmly believe that the current stock price is significantly undervalued, as the stock trades at a substantial discount to our net cash value and net asset value and fails to reflect our long-term growth potential.”

“While the implementation of the commission cap since the second quarter of 2024 has posed significant challenges to the insurance intermediary industry in China, causing short-term fluctuations in our stock price, we believe the market is gradually adapting to these changes, and a new balance is forming. We remain confident in the robust prospects of China’s insurance industry. Insurance assets, as defensive assets, will continue to grow, and insurance intermediaries, as independent third parties, possess unique advantages, serving as indispensable sales channels for both insurance companies and consumers. The deep integration of technology, particularly advancements in artificial intelligence, will drive down consumer acquisition costs, improve operational efficiency, and become a powerful catalyst for industry growth.

He continued, “In response to the rapid changes in the industry, we have implemented proactive and effective measures to maintain stable operations. Bolstered by our strong cash generation capabilities, our balance sheet remains robust, providing us with significant financial flexibility to execute our growth strategies for sustainable long-term growth. Additionally, we have made notable progress in our intelligent strategic upgrades. Our AI agent ‘Du Xiaobao,’ developed in collaboration with Baidu Smart Cloud, will officially launch in August. This innovation is expected to significantly enhance our customer service capabilities and operational efficiency, further solidifying our leading position and continuously creating value for our shareholders.”

“Our decision to invest personal funds in Fanhua reflects our strong belief in the company’s future and our dedication to driving sustainable growth. We are confident in our strategic direction and are committed to delivering long-term value to our shareholders.” said Mr. Hu.

About Fanhua

Established in Guangzhou in 1998 and listed on NASDAQ in 2007 (Nasdaq: FANH), Fanhua is a leading independent financial services provider in China with strong technology capabilities and a commitment to empowering financial advisors and fostering sustained value creation for customers.

Our mission revolves around creating an inclusive and collaborative platform for independent financial advisors, as well as various insurance/financial sales organizations, enabling our partners to optimize their practices by offering them end-to-end business solutions spanning compliance, technology, products, services, operations, capital flow, and professional training.

Leveraging advanced technology, artificial intelligence, and data-driven insights, Fanhua is at the forefront of revolutionizing financial services delivery, accelerating digital transformation, and driving industry growth.

With a comprehensive approach to financial services, we connect millions of Chinese families with various financial institutions and service providers, offering a diverse range of opportunities and personalized solutions for insurance protection, retirement planning, health management, asset management, and family governance services, covering the full lifecycle of our customers’ needs.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will”, “expects”, “believes”, “anticipates”, “intends”, “estimates” and similar statements. Among other things, management’s quotations contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

Fanhua Inc.

Investor Relations

Tel: +86 (20) 8388-3191

Email: ir@fanhgroup.com

Source: Fanhua Inc.